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                              November 3, 2022

       Thomas Zindrick, J.D.
       President and Chief Executive Officer
       Genelux Corporation
       2625 Townsgate Road, Suite 230
       Westlake Village, California 91361

                                                        Re: Genelux Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 13,
2022
                                                            File No. 333-265828

       Dear Thomas Zindrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed October 13, 2022

       Cover Page

   1. Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover
page. Please ensure the disclosure is consistent with your
                                                        underwriting agreement.
       Risk Factors, page 11

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Please revise to include a separate risk factor addressing the potential for rapid and
substantial price volatility and any known factors particular to your
 Thomas Zindrick, J.D.
Genelux Corporation
November 3, 2022
Page 2
      offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-
      run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
        You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Zindrick, J.D.
                                                            Division of
Corporation Finance
Comapany NameGenelux Corporation
                                                            Office of Life
Sciences
November 3, 2022 Page 2
cc:       Amy Hallman Rice, Esq.
FirstName LastName